UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

GenMark Diagnostics, Inc (GNMK)

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
372309104
----------
(CUSIP Number)

06, 03, 2010
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☒     Rule  13d-1(b)
☐     Rule  13d-1(c)
☐     Rule  13d-1(d)

*The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

 The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 372309104

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Gartmore Group Limited

2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization

Cayman Islands

Number of Shares	5)	Sole Voting Power	0
Beneficially
Owned by Each	6)	Shared Voting Power	1,324,262
Reporting
Person With	7)	Sole Dispositive Power	0

	8)	Shared Dispositive Power	1,324,262

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,324,262

10)	Check if the Aggregate Amount in Row (9) Excludes
	Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Item 9

11.295%

12)	Type of Reporting Person (See Instructions)

HC

CUSIP  No. 372309104

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Gartmore Investment Limited

2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization

United Kingdom

Number of Shares	5)	Sole Voting Power	1,324,262
Beneficially
Owned by Each	6)	Shared Voting Power	0
Reporting
Person With	7)	Sole Dispositive Power	1,324,262

	8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,324,262

10)	Check if the Aggregate Amount in Row (9) Excludes
	Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Item 9

11.295%

12)	Type of Reporting Person (See Instructions)

IA

ITEM  1.

(A)     NAME  OF  ISSUER                                                      GenMark Diagnostics, Inc

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

GenMark Diagnostics, Inc.
757 S. Raymond Ave
Pasadena, CA 91105

ITEM  2.

(A)     NAME  OF  PERSONS  FILING
(i)Gartmore Group Limited
(ii)Gartmore Investment Limited

(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

(i)Gartmore Group Limited
Walker House
87 Mary Street
George Town
Grand Cayman KYI-9005
Cayman Islands

(ii)Gartmore Investment Limited
Gartmore House
8 Fenchurch Place
London
United Kingdom
EC3M 4PB

(C)     CITIZENSHIP

(i)Gartmore Group Limited: Cayman Islands

(ii)Gartmore Investment Limited: United Kingdom

(D)  TITLE OF CLASS OF SECURITIES

Common Stock

(E)  CUSIP  NUMBER

372309104

ITEM  3.

     If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or  (c),  check  whether  the  person  filing  is  a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  ___  Insurance  company  as defined in section 3(a)(19) of the Act (15 U.S.C.  78c).

     (d)  ___  Investment  company  registered under section 8 of the Investment Company  Act  of  1940  (15  U.S.C.  80a-8).

     (e)  _x__  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f)  ___  An  employee  benefit  plan  or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g)  _x__  A  parent  holding  company  or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h)  ___  A  savings  association as defined in section 3(b) of the Federal Deposit  Insurance  Act  (12  U.S.C.  1813).

     (i)  ___  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  section 3(c)(14) of the Investment Company
          Act  of  1940  (15  U.S.C.  80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

(i) Gartmore Group Limited:	1,324,262

(ii) Gartmore Investment Limited:	1,324,262

     (b)  Percent of class:

(i) Gartmore Group Limited:	11.295%

(ii) Gartmore Investment Limited:	11.295%

(c)  Number  of  shares  as  to  which  the  person  has:

(i)  Sole  power  to  vote  or  to direct the vote:

(i) Gartmore Group Limited:	0

(ii) Gartmore Investment Limited:	1,324,262

(ii) Shared  power  to  vote or to direct the vote:

(i) Gartmore Group Limited:	1,324,262

(ii) Gartmore Investment Limited:	0

(iii) Sole power to dispose or to direct the disposition of:

(i) Gartmore Group Limited:	0

(ii) Gartmore Investment Limited:	1,324,262

(iv) Shared power to dispose or to direct the disposition of:

(i) Gartmore Group Limited:	1,324,262

(ii) Gartmore Investment Limited:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Gartmore Investment Limited (IA)

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

By:		By:
Name:	Bill McGowan	Name:	Bill McGowan
Title:	General Counsel	Title:	General Counsel
For and on Behalf on Gartmore Group Limited		For and on Behalf on Gartmore Investment Limited